UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Enclosure: A press release dated December 29, 2023, announcing the signing of a share transfer agreement for sale of Turkcell subsidiaries operating in Ukraine.

Istanbul, December 29, 2023

Announcement Regarding the Sale of Subsidiaries Operating in Ukraine

As per our Company's Board of Directors’ decision dated December 20, 2023; a share transfer agreement was signed on December 29, 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, LLC Global Bilgi, and LLC Ukrtower, which are our Company's subsidiaries, to NJJ Capital. The developments will be fully and timely disclosed to the public.

Due to the uncertainty involved in the transaction until the conclusion of the negotiations between the parties regarding the share transfer through the conclusion of the agreement, the disclosure of the respective information was postponed by the Board of Directors’ decisions dated May 9, 2023 and December 20, 2023, as per the Article-6 of the Capital Markets Board's Communiqué on Material Events Disclosure, in order not to mislead investors and not to negatively impact our Company's bargaining power.

Board Decision Date for Sale	:	20.12.2023
Were Majority of Independent Board Members' Approved the Board Decision for Sale?	:	Yes
Title of Non-current Financial Asset Sold	:	lifecell LLC ("lifecell"), LLC Global Bilgi ("Global Ukrayna"), LLC Ukrtower ("Kule Ukrayna")
Field of Activity of Non-current Financial Asset sold	:	The relevant companies are engaged in telecommunications, customer relationship management, and telecommunications infrastructure management activities, respectively.

Capital of Non-current Financial Asset sold	:	UAH 12,711,848,745, UAH 47,226,374, UAH 1,964,040,941, respectively

Date on which the Transaction was/will be Completed	:	The completion of the transaction is planned upon obtaining the necessary regulatory permissions.
Sales Conditions	:	Will be determined at the closing.
Nominal Value of Shares Sold	:	UAH 12,711,848,745, UAH 47,226,374, UAH 1,964,040,941, respectively
Sales Price Per Share	:	Will be determined at the closing.

Total Sales Value	:	Will be determined at the closing.
Ratio of Shares Sold to Capital of Non-current Financial Asset (%)	:	100%, 100%, 100%, respectively
Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Sales Transaction (%)	:	0%, 0%, 0%, respectively

Total Voting Right Ratio Owned in Non-current Financial Asset After Sales Transaction (%)	:	0%, 0%, 0%, respectively
Ratio of Non-current Financial Asset Sold to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	-
Ratio of Transaction Value to Sales in Latest Annual Financial Statements of Company (%)	:	-
Effects on Company Operations	:	The subsidiary relationship will be terminated.

Profit / Loss Arose After Transaction	:	-
How will Sales Profit be Used if Exists?	:	-
Board Decision Date for Use of Sales Profit if Exists	:	-
Title/ Name-Surname of Counter Party Bought	:	NJJ CAPITAL
Is Counter Party a Related Party According to CMB Regulations?	:	No
Relation with Counter Party if any	:	None
Agreement Signing Date if Exists	:	29.12.2023
Value Determination Method of Non-current Financial Asset	:	-

Did Valuation Report be Prepared?	:	Not Prepared
Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.
Date and Number of Valuation Report	:	-
Title of Valuation Company Prepared the Report	:	-

Value Determined in Valuation Report if Exists	:	-
Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 29, 2023	By:	/s/ Özlem Yardım
Name: Özlem Yardım Title: Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 29, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer